October 22, 2021

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On September 1, 2021, the Registrant, on behalf of its series, Catalyst Multi-Strategy Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on October 7, 2021, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please update the Fund’s name on EDGAR.

Response: The Registrant will update EDGAR to reflect the name “Catalyst Income and Multi-Strategy Fund” when the Fund’s new name takes effect.

Prospectus

Fee Table

Comment 2: Please add a footnote to the Fee Table explaining that the maximum deferred sales charge applies only to purchases over $1 million made without an initial sales charge.

Response: The Registrant has amended its disclosures to include the following footnote:

The 1.00% maximum deferred sales charge may be assessed in the case of investments at or above the $1 million breakpoint (where you do not pay an initial sales charge) on shares redeemed within two years of purchase.

Principal Investment Strategies

Ms. Elisabeth M. Bentzinger

October 22, 2021

Comment 3: Please clearly disclose how much the Fund intends to invest in non-investment grade mortgage-backed securities, asset-backed securities, collateralized loan obligations and collateralized debt obligations.

Response: The Registrant has amended its disclosures to state the following:

The securities held by the Fund may be of any credit quality (including below investment grade bonds, i.e., “junk” bonds, rated lower than “Baa3” by Moody’s Investors Service, Inc. or “BBB-” by S&P Global Ratings Services)), effective maturity or average modified duration and may include the securities of issuers located outside the U.S. (including emerging markets). The Fund may invest securities backed by subprime mortgages. The Fund intends to invest no more than 15% of its net asset directly in non-investment grade MBS, ABS, CDOs and CLOs.

Comment 4: If the Fund will invest more than 15% of its net assets in non-investment grade, non-agency, ABS, MBS CLOs, CDOs, please explain, in detail, how the Trust’s Board of Trustees determined that the expected and actual holdings are liquid. In the response, please include general market data on the liquidity of specific instruments of the types the Fund will invest in, including information about the following:

(1) the existence of an active market for the asset, including the number, diversity, and quality of market participants;

(2) the frequency of trades or quotes for the asset, and average daily trading volume of the asset;

(3) the volatility of trading prices for the asset;

(4) the bid-ask spreads for the asset;

(5) the restrictions on trading of the asset and limitations on transfer of the asset;

(6) the size of the Fund’s position in the asset relative to the asset’s daily trading volume and, as applicable, the number of units of the asset outstanding;

(7) the availability of, and the Fund adviser’s access to, information on underlying loan or other assets held by CLOs, CDOs and borrowers; and

(8) how the Fund will be able to appropriately value these instruments on a daily basis.

Response: The Registrant refers to its response to Comment 3. The Registrant has confirmed that the Fund will not invest more than 15% of its net assets in CLOs, CDOs or non-investment grade private MBS.

Comment 5: If applicable, please disclose whether the Fund will invest in contingent convertible securities. If so, please notify the Staff immediately so that additional comments can be provided.

Ms. Elisabeth M. Bentzinger

October 22, 2021

Response: The Registrant has confirmed that the Fund will not invest in contingent convertible securities.

Comment 6: Please disclose the lowest credit quality rating of a security in which the Fund may invest, whether the Fund could invest in securities that are in default as a principal investment strategy, and to what extent the Fund may invest in below-investment grade securities.

Response: The Registrant refers to its response to Comment 3. The Fund will not invest in securities that are in default as a principal investment strategy.

Comment 7: Please explain that the Hedging Component of the Fund’s investment strategy is a risk management strategy intended to manage the volatility level of the Fund’s returns and reduce overall risk.

Response: The Registrant has amended its disclosures as follows:

The Fund employs a systematic and tactical hedging strategy that seeks to limit declines in the Fund’s portfolio under adverse market conditions. The hedging strategy is a risk management strategy that seeks to manage volatility in the Fund’s annual returns and reduce the overall risk of investing in the Fund. However, there is no guarantee that the hedging strategy will achieve this goal.

Principal Investment Risks

Comment 8: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to a fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Ms. Elisabeth M. Bentzinger

October 22, 2021

The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund will be part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and seven other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Comment 9: Given the nature of the Fund’s investments, please consider adding Liquidity Risk as a separate principal investment risk.

Response: The Fund has added Liquidity Risk to its principal risk disclosures.

Comment 10: Please explain supplementally the difference between “Asset-Backed and Mortgage-Backed Securities Risk” and “Mortgage-Backed Securities Risk” and the difference between “Acquired Fund Risk” and “Underlying Fund Risk.” If no appreciable difference exists, please combine each pair of risks.

Response: The Registrant has removed “Mortgage-Backed Securities Risk” and amended its disclosure of “Asset-Backed and Mortgage-Backed Securities Risk” as follows:

Asset-Backed and Mortgage-Backed Security Risk. When the Fund invests in asset-backed securities, mortgage-backed securities or CMOs, the Fund is subject to the risk that, if the issuer fails to pay interest or repay principal, the assets backing these securities may not be sufficient to support payments on the securities.

Mortgage-backed securities represent participating interests in pools of residential mortgage loans, some of which are guaranteed by the U.S. government, its agencies or instrumentalities. However, the guarantee of these types of securities relates to the principal and interest payments and not the market value of such securities. In addition, the guarantee only relates to the mortgage-backed securities held by a Fund and not the purchase of shares of the Fund. Mortgage-backed securities do not have a fixed maturity and their expected maturities may vary when interest rates rise or fall.

Mortgage-backed securities issued or guaranteed by private issuers are also known as “non-agency MBS.” Non-agency MBS generally are a greater credit risk than MBS issued by the U.S. government, and the market for non-agency MBS is smaller and may be less liquid that the market for government MBS.

Ms. Elisabeth M. Bentzinger

October 22, 2021

The Registrant has further removed “Acquired Fund Risk” and amended its disclosure of “Underlying Fund Risk” as follows:

Underlying Fund Risk. Because the Fund may invest in other investment companies, including mutual funds, ETFs, closed-end funds or private funds, the value of your investment will fluctuate in response to the performance of the underlying funds. Investing in underlying funds involves certain additional expenses and certain tax results that would not arise if you invested directly in the underlying funds. By investing in underlying funds, you will bear not only your proportionate share of the Fund’s expenses (including operating costs and investment advisory and administrative fees), but also, indirectly, similar expenses and charges of the underlying funds, including any contingent deferred sales charges and redemption charges. Finally, you may incur increased tax liabilities by investing in the Fund rather than directly in the underlying funds. Each underlying fund is subject to specific risks, depending on the nature of its investment strategy, including liquidity risk and default risk on the assets held by the underlying fund. ~~Other investment companies, including mutual funds and ETFs (“Underlying Funds”) in which a Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other mutual funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks, but the Advisor expects the principal investment risks of such Underlying Funds will be similar to the risks of investing in the Fund.~~

Comment 11: Please add a principal investment strategy to correspond with the Fund’s disclosure of Distribution Policy Risk.

Response: The Registrant notes that the Fund discloses among its principal investment strategies that it seeks to deliver monthly dividends. The Registrant has amended its disclosure of “Distribution Policy Risk” as follows:

Distribution Policy Risk. The Fund may lack sufficient income ~~or capital gains~~ to deliver monthly dividends ~~make dividend distributions each month~~.

Comment 12: Please update the Fund’s disclosure of “Emerging Market Risk” in a manner consistent with the guidance provided in ADI 2020-11 “Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.”

Response: The Registrant has amended its disclosure of “Emerging Markets Risk” as follows:

Ms. Elisabeth M. Bentzinger

October 22, 2021

Emerging Market Risk. Emerging market countries may have relatively unstable governments, weaker economies, and less-developed legal systems with fewer security holder rights. Emerging market economies may be based on only a few industries and security issuers may be more susceptible to economic weakness and more likely to default. Emerging market securities also tend to be less liquid. There may also be less reliable or publicly-available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards, which could cause errors in the implementation of the Fund’s investment strategy. The Fund’s performance may depend on issues other than those that affect U.S. companies and may be adversely affected by different rights and remedies associated with emerging market investments, or the lack thereof, compared to those associated with U.S. companies.

Comment 13: Please add risk associated with investments in China as per SEC Chairman Gary Gensler’s Statement on Investor Protection Related to Recent Developments in China dated July 30, 2021.

Response: The Registrant has amended its Item 9 disclosure of “Foreign Investment Risk” as follows:

Foreign Investment Risk: Foreign investing involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.

Investing in securities of Chinese issuers involves certain risks and considerations not typically associated with investing in securities of U.S. issuers, including, among others, more frequent trading suspensions and government interventions (including by nationalization of assets), currency exchange rate fluctuations or blockages, limits on the use of brokers and on foreign ownership, different financial reporting standards, higher dependence on exports and international trade, potential for increased trade tariffs, sanctions, embargoes and other trade limitations, and custody risks. U.S. sanctions or other investment restrictions could preclude the Fund from investing in certain Chinese issuers or cause the Fund to sell investments at a disadvantageous time. Significant portions of the Chinese securities markets may become rapidly illiquid, as Chinese issuers have the ability to suspend the trading of their equity securities, and have shown a willingness to exercise that option in response to market volatility and other events.

Ms. Elisabeth M. Bentzinger

October 22, 2021

Comment 14: Please disclose whether the Fund is subject to Brexit Risk.

Response: The Fund has added “Foreign Securities Risk” as a principal investment risk of the Fund.

Comment 15: Please confirm whether the last sentence in the Fund’s disclosure of “Hedging Risk” is applicable to the Fund.

Response: The Fund has amended its disclosure of “Hedging Risk” as follows:

Hedging Risk. Hedging is a strategy in which the Fund uses a derivative to offset the risks associated with other Fund holdings. There can be no assurance that the Fund’s hedging strategy will reduce risk or that hedging transactions will be either available or cost effective. ~~The Fund is not required to use hedging and may choose not to do so.~~

Comment 16: Please disclose that interest rates are at a historical low and how that might impact the Fund’s risk profile in the Fund’s disclosure of “Interest Rate Risk.”

Response: The Registrant has amended its disclosure of “Interest Rate Risk” as follows:

Interest Rate Risk. Changes in short-term market interest rates will directly affect the yield on the shares of a fund whose investments are normally invested in floating rate debt. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on the floating rate debt in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. While interest rates remain at historic lows, a heightened risk to the Fund is posed by the greater potential for rising interest rates to the extent the Fund’s portfolio includes longer-term fixed income securities.

Comment 17: If the Fund may invest more than 25% of its net assets in a particular sector as suggested by its disclosure of “Sector Concentration Risk,” please explain how the Fund is not concentrating in an industry or group of related industries.

Response: The Registrant has confirmed that notwithstanding its disclosure that the Fund may be heavily weighted in a sector, the Fund will abide by its fundamental policy not to invest more than 25% of its net assets in an industry or group of related industries.

Comment 18: If applicable, please disclose in “Turnover Risk” that portfolio repositioning as a result of the change in the Fund’s investment strategy will lead to a higher portfolio turnover and

Ms. Elisabeth M. Bentzinger

October 22, 2021

that existing and new shareholders may have adverse tax consequences because of such repositioning. Please add corresponding disclosure in the principal investment strategies that active trading might leader to higher portfolio turnover and include disclosure in the SAI about the anticipated variation in turnover rate pursuant to Item 16(e).

Response: The Registrant has confirmed with the advisor and trading sub-advisor that significant portfolio repositioning is not anticipated as a result of the changes to the Fund’s investment strategy disclosures. The Registrant therefore respectfully declines to amend its disclosure of “Turnover Risk.”

Comment 19: To the extent that the Fund maintains a managed volatility strategy, please expand on “Volatility Risk” to disclose that the Fund’s strategy may not protect against market declines, may limit the Fund’s participation in market gains (particularly when market values are increasing but volatility remains high), may increase portfolio transaction costs which could result in losses or reduced gains, and may not be successful as it is subject to the Adviser’s ability to correctly analyze and implement volatility management techniques in a timely manner.

Response: The Registrant has replaced “Volatility Risk” with the following risk disclosure:

Managed Volatility Risk. Techniques used by the Sub-Advisor to manage the volatility of the Fund’s investments carry the risks that such techniques may not protect against market declines. The techniques may also limit the Fund’s participation in market gains, particularly during periods where market values are increasing but market volatility is high. Further, such techniques may increase portfolio transaction costs, which could result in losses or reduced gains. They also may not be successful as the techniques are subject to the Sub-Advisor’s ability to correctly analyze and implement the volatility management techniques in a timely manner.

Performance

Comment 20: Please disclose that performance for the period prior to November 1, 2021 does not reflect the Fund’s current investment strategies.

Response: While the Registrant acknowledges that the changes made in its 485(a) filing reflect material changes to the disclosure and presentation of the Fund’s principal investment strategies, the Registrant believes that the actual investment strategies of the Fund remain fundamentally the same. Therefore, the Registrant believes that the Fund’s performance for the period prior to November 1, 2021 is still relevant to the Fund’s investment strategies as amended. The Registrant respectfully declines to include the requested disclosure.

Ms. Elisabeth M. Bentzinger

October 22, 2021

Comment 21: The returns of the benchmark index should only be listed once in the Average Annual Return Table and should not be interspersed among the returns of the Fund’s share classes. Please revise the Average Annual Total Return Table. Returns for the benchmark for periods less than 10 years can be footnoted.

Response: The Registrant has amended its disclosures to state the following:

Average Annual Total Returns

(for the periods ended, December 31, 2020)

Class I	1 Year	5 Year	10 year*
Return Before Taxes	4.85%	1.13%	1.15%
Return After Taxes on Distributions**	4.07%	0.59%	0.88%
Return After Taxes on Distributions and Sale of Fund Shares**	2.87%	0.63%	0.77%
~~BofA Merrill Lynch 3-Month Treasury Bill Index (reflects no deduction for fees, expenses or taxes)~~	~~0.67%~~	~~1.20%~~	~~0.64%~~
Class A			~~Since inception (8/13/15)~~
Return Before Taxes	(1.38)%	(0.31)%	(1.10)%***
Class C
Return Before Taxes	3.79%	0.13%	(0.79)%***
BofA Merrill Lynch 3-Month Treasury Bill Index (reflects no deduction for fees, expenses or taxes)	0.67%	1.20%	0.64%~~1.12%~~

* Includes the effect of performance fees paid by the investors of the predecessor fund and the effect of the Fund’s maximum sales load.

** After Tax Returns for Class I shares are for the period beginning August 15, 2015. As a result of the different tax treatment of the Predecessor Fund, we are unable to show the after-tax returns for the Predecessor Fund. The Predecessor Fund did not have a distribution policy. It was an unregistered limited liability company, did not qualify as a regulated investment company for federal income tax purposes and it did not pay dividends and distributions. After tax returns shown are a blend of after-tax returns from August 15, 2015 and return before taxes for preceding periods.

*** Class A and Class C shares commenced operations on August 13, 2015. The BofA Merrill Lynch 3-Month Treasury Bill Index’s return since inception as of that date is 1.12%.

Additional Information about Principal Investment Strategies and Risks

Comment 22: The Staff notes that the Fund’s Item 9 disclosures are very similar to its Item 4 disclosures. Please revise the Fund’s principal investment strategy disclosures so that the Item 4 disclosures are more of a summary of the Item 9 disclosures.

Response: The Registrant has revised the Fund’s Item 4 principal investment strategy as follows:

Ms. Elisabeth M. Bentzinger

October 22, 2021

Under normal market conditions, the Fund invests primarily in income producing securities with a focus on agency and non-agency commercial and residential mortgage-backed securities (“MBS”), corporate bonds, convertible securities, ~~asset-backed securities (“ABS)~~ and mortgage real estate investment trusts (“REITs”). From these investments, the Fund seeks to deliver monthly dividends. Additionally, the Fund implements an overlay strategy in which the Fund (i) invests in financial and commodity futures contracts across multiple sectors and time frames and (ii) employs a tactical hedging strategy.

~~The Fund’s investment advisor, Catalyst Capital Advisors LLC (the “Advisor”), uses a systematic and quantitative approach to assemble an income producing portfolio of various fixed income related securities~~ Other fixed income ~~related~~ producing securities in which the Fund may invest include ~~MBS,~~ asset-backed securities (“ABS”) (including those backed by credit card receivables, auto loans, aircraft leases and student loans), equity REITs ~~(including mortgage REITs and equity REITs)~~, collateralized loan obligations (“CLOs”), ~~and~~ collateralized debt obligations (“CDOs”), ~~corporate bonds, convertible securities,~~ securities issued by the U.S. government, U.S. government agencies, and U.S. government sponsored entities. The Fund invests in fixed income producing securities primarily through investment in affiliated mutual funds and in exchange traded funds (“ETFs”).

The Fund may invest in fixed income securities that have fixed or floating interest rates. The securities held by the Fund may be of any credit quality (including below investment grade bonds, i.e., “junk” bonds, rated lower than “Baa3” by Moody’s Investors Service, Inc. or “BBB-“by S&P Global Ratings Services), effective maturity or average modified duration and may include the securities of issuers located outside the U.S. (including emerging markets). The Fund may invest securities backed by subprime mortgages. The Fund intends to invest no more than 15% of its net assets directly in non-investment grade MBS, ABS, CDOs and CLOs.

Securities are chosen for and removed from the Fund’s portfolio based on pre-defined volatility limits. Additionally, in selecting securities for investment, the Advisor supplements the volatility criteria using a barbell approach whereby investments are made in both high credit quality securities and lower credit quality securities, including below investment grade securities. High credit quality securities that the Fund invests in primarily consist of agency mortgage-backed securities, investment grade corporate bonds and exchange traded mortgage REITs. Lower credit quality securities that the Fund invests in primarily consist of non-agency mortgage-backed securities and convertible bonds. ~~In selecting securities for investment, the Advisor seeks to identify, through proprietary research and~~

Ms. Elisabeth M. Bentzinger

October 22, 2021

~~analysis, investments that it believes have the potential to achieve an above-market yield over the longer term and whose overall composition dampen the portfolio’s volatility, shorten effective duration and limit correlation to global equities. The Advisor’s rules-based selection process for individual positions includes inputs from macroeconomic data and proprietary financial/stress indicators across global financial markets. In its ongoing research and design of the portfolio, the Advisor uses back-test simulations that focus on periods with extreme historical price declines in volatile global assets. In this way, the portfolio is constructed with a goal toward generating above-average yield while seeking to minimize losses during adverse market environments. Securities are removed from the Fund’s portfolio based on pre-defined volatility limits.~~

Overlay Strategy

Futures Component - The Fund employs a systematic and tactical overlay strategy to invest in futures contracts of various areas. Examples of these areas include global stock indices, volatility indices, currencies, interest rates, metals, energy, livestock, soft commodities and grains. The Fund shall transact these futures contracts on both domestic and developed foreign countries’ futures markets. Positions in these instruments may be made by the Fund directly or indirectly by investing through its Subsidiary (as described below) that invests in the instruments. For this component, the Fund shall enter into both long and short positions in futures contracts.

Caddo Capital Management, LLC (the “Trading Advisor”) makes investment decisions for the overlay component of the Fund’s portfolio based on the results of its investment program (the “Investment Program”). The Investment Program is an absolute return strategy intended to capitalize on rising as well as declining price movements throughout global financial and commodity markets. The Investment Program uses a multi-system approach that analyzes long, intermediate and short-term time frames. The Trading Advisor employs a diverse set of non-correlated trading models. Trade transactions are dictated by these models. In addition, the Investment Program adheres to the following guidelines in its emphasis on risk management: (i) all positions are sized according to risk across back-tested market scenarios; (ii) groups of positions are intended to provide diversification across markets, sectors and time-frames; (iii) buy and sell stop-loss orders are adjusted on a daily basis and designed to limit losses on individual positions; and (iv) margin-to-equity ratio is targeted to be as low as possible for the overall trading strategy.

Ms. Elisabeth M. Bentzinger

October 22, 2021

Hedging Component - The Fund employs a systematic and tactical hedging strategy that seeks to limit declines in the Fund’s portfolio under adverse market conditions. The hedging strategy is a risk management strategy that seeks to manage volatility in the Fund’s annual returns and reduce the overall risk of investing in the Fund. However, there is no guarantee that the hedging strategy will achieve this goal. The Trading Advisor utilizes models to determine when to enter a long-only position in futures contracts on the CBOE Volatility Index (the “VIX Futures“). However, over the long term, the Fund expects losses from the hedging component during most periods. This is because of the tendency for long VIX futures prices to decline over time, assuming all other things are held equal. This tendency is often referred to as “negative carry cost.” Nonetheless, a long position in VIX Futures is intended to provide positive returns in highly volatile markets where the income-producing portion of the Fund’s portfolio is potentially subject to the greatest market risk. ~~There is no guarantee that the Fund’s hedging strategy will be successful.~~

Investments in Subsidiary – The Advisor executes a portion of the Fund’s strategy by investing up to 25% of its total assets in a wholly-owned and controlled subsidiary (the “Subsidiary”). The Subsidiary invests the majority of its assets in commodities and other futures contracts. The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.

The italicized sections below are solely in the Fund’s Item 9 principal investment strategy disclosures.

Under normal market conditions, the Fund invests primarily in income producing securities with a focus on agency and non-agency commercial and residential MBS, corporate bonds, convertible securities and mortgage REITs. From these investments, the Fund seeks to deliver monthly dividends. Additionally, the Fund implements an overlay strategy in which the Fund (i) invests in financial and commodity futures contracts across multiple sectors and time frames and (ii) employs a tactical hedging strategy.

Other fixed income producing securities in which the Fund may invest include ABS (including those backed by credit card receivables, auto loans, aircraft leases and student loans), equity REITs, CLOs, CDOs, securities issued by the U.S. government, U.S. government agencies, and U.S. government sponsored entities. These securities may have fixed or floating interest rates. The Fund’s investment in these securities may be made directly or indirectly by investing in affiliated and non-affiliated mutual funds and in ETFs.

Ms. Elisabeth M. Bentzinger

October 22, 2021

The Fund may invest in fixed income securities that have fixed or floating interest rates. The securities held by the Fund may be of any credit quality (including below investment grade bonds, i.e., “junk” bonds, rated lower than “Baa3” by Moody’s Investors Service, Inc. or “BBB-“ by S&P Global Ratings Services)), effective maturity or average modified duration and may include the securities of issuers located outside the U.S. (including emerging markets). The Fund may invest securities backed by subprime mortgages. The Fund intends to invest no more than 15% of its net asset directly in non-investment grade MBS, ABS, CDOs and CLOs. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Securities are chosen for and removed from the Fund’s portfolio based on pre-defined volatility limits. Additionally, in selecting securities for investment, the Advisor supplements the volatility criteria using a barbell approach whereby investments are made in both high credit quality securities and lower credit quality securities, including below investment grade securities. High credit quality securities that the Fund invests in primarily consist of agency mortgage-backed securities, investment grade corporate bonds and exchange traded mortgage REITs. Lower credit quality securities that the Fund invests in primarily consist of non-agency mortgage-backed securities and convertible bonds.

Overlay Strategy

Futures Component - The Fund employs a systematic and tactical overlay strategy to invest in futures contracts of various areas. Examples of these areas include global stock indices, volatility indices, currencies, interest rates, metals, energy, livestock, soft commodities and grains. The Fund shall transact these futures contracts on both domestic and developed foreign countries’ futures markets. Positions in these instruments may be made by the Fund directly or indirectly by investing through its Subsidiary (as described below) that invests in the instruments. For this component, the Fund shall enter into both long and short positions in futures contracts. A long position is taken when the Fund purchases a futures contract. A short position is taken when the Fund sells a futures contract.

Ms. Elisabeth M. Bentzinger

October 22, 2021

The Trading Advisor makes investment decisions for the overlay component of the Fund’s portfolio based on the results of its investment program (the “Investment Program”). The Investment Program is an absolute return strategy intended to capitalize on rising as well as declining price movements throughout global financial and commodity markets. The Investment Program uses a multi-system approach that analyzes long, intermediate and short-term time frames. The Trading Advisor employs a diverse set of non-correlated trading models. Trade transactions are dictated by these models. In addition, the Investment Program adheres to the following guidelines in its emphasis on risk management: (i) all positions are sized according to risk across back-tested market scenarios; (ii) groups of positions are intended to provide diversification across markets, sectors and time-frames; (iii) buy and sell stop-loss orders are adjusted on a daily basis and designed to limit losses on individual positions; and (iv) margin-to-equity ratio is targeted to be as low as possible for the overall trading strategy.

Hedging Component - The Fund employs a systematic and tactical hedging strategy that seeks to limit declines in the Fund’s portfolio under adverse market conditions. The hedging strategy is a risk management strategy that seeks to manage volatility in the Fund’s annual returns and reduce the overall risk of investing in the Fund. However, there is no guarantee that the hedging strategy will achieve this goal. The Trading Advisor utilizes models to determine when to enter a long-only position in futures contracts on the CBOE Volatility Index (the “VIX Futures“). The CBOE Volatility Index is a measure of the stock market's expectation of volatility based on S&P 500 Index options. The VIX Index is calculated based on roughly 30-day expiring S&P 500 Index options. However, over the long term, the Fund expects losses from the hedging component during most periods. This is because of the tendency for long VIX futures prices to decline over time, assuming all other things are held equal. This tendency is often referred to as “negative carry cost.” Nonetheless, a long position in VIX Futures is intended to provide positive returns in highly volatile markets where the income-producing portion of the Fund’s portfolio is potentially subject to the greatest market risk. There is no guarantee that the Fund’s hedging strategy will be successful.

Subsidiary

The Fund executes a portion of its strategy by investing up to 25% of its total assets in a wholly-owned and controlled Subsidiary. The Subsidiary invests the majority of its assets in commodities and other futures contracts subject to the same investment restrictions as the Fund, when viewed on a consolidated basis. The principal investment strategies and principal investment risks of the Subsidiary are also principal investment strategies and principal risks of the Fund and are

Ms. Elisabeth M. Bentzinger

October 22, 2021

reflected in this Prospectus. The financial statements of the Subsidiary are consolidated with those of the Fund. By investing in commodities indirectly through the Subsidiary, the Fund obtains exposure to the commodities markets within the federal tax requirements that apply to the Fund. Specifically, the Subsidiary provides the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Subchapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”). The Fund makes investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly.

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary will constitute “qualifying income” for purposes of Subchapter M. The Fund does not have a private letter ruling. To satisfy the 90% income requirement, the Subsidiary declares and distributes a dividend to the Fund, no less than annually, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of “Subpart F” income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary’s investments during the fiscal year. Such dividend distributions are “qualifying income” pursuant to Subchapter M (Section 851(b)) of the Code.

Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiary. For that reason, references to the Fund may also include the Subsidiary.

The Subsidiary is subject to the same investment restrictions and limitations, and follows the same compliance policies and procedures, as the Fund. The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. In addition, the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiary.

Ms. Elisabeth M. Bentzinger

October 22, 2021

Investment advisers to the Subsidiary also comply with the provisions of the 1940 Act regarding investment advisory contracts and are considered to be an investment adviser to the Fund under the 1940 Act. The Advisor and Trading Advisor to the Fund are advisor and trading advisor to the Subsidiary.

Comment 23: When discussing duration, please clarify that a longer duration tends to mean a greater sensitivity to changes in interest rates, which typically corresponds to higher volatility and higher risk. Please provide an example of duration showing how an increase of 1% in interest rates affect the value of the Fund’s assets at a given duration.

Response: The Registrant refers to its response to Comment 22.

Comment 24: Please delete the section entitled “Non-Principal Investment Strategy” since investment in other registered and unregistered investment companies, including affiliated funds, is a principal investment strategy of the Fund.

Response: The Registrant has amended its disclosures accordingly.

Comment 25: Please mark “Regulatory Risk” as a principal investment risk of the Fund.

Response: The Registrant has amended its disclosures accordingly.

Comment 26: Please consider whether “Short Selling Risk” should be added as a principal risk of the Fund.

Response: The Registrant has added “Short Selling Risk” as a principal investment risk of the Fund.

Statement of Additional Information

Comment 27: On page 3, consider updating the disclosure given the pending effective date of the Rule 12d1-4 of the Investment Company Act.

Response: The Registrant has amended its disclosures to state the following:

Securities of Other Investment Companies. The Fund may invest in securities issued by other investment companies. The Fund intends to limit its investments in accordance with applicable law or as permitted by Rule 12d1-4~~an SEC rule or exemptive order~~. Among other things, such law would limit these investments so that, as determined immediately after a securities purchase is made by the Fund: (a) not more than 5% of the value of its total assets will be invested in the securities of any one investment company (the "5% Limitation"); (b) not more than 10% of the

Ms. Elisabeth M. Bentzinger

October 22, 2021

value of its total assets will be invested in the aggregate in securities of investment companies as a group (the "10% Limitation"); (c) not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund (“the 3% Limitation”); and (d) not more than 10% of the outstanding voting stock of any one closed-end investment company will be owned by the Fund together with all other investment companies that have the same advisor. Under certain sets of conditions, different sets of restrictions may be applicable. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of that investment company’s expenses, including advisory fees. These expenses would be in addition to the advisory and other expenses that the Fund bears directly in connection with its own operations. Investment companies in which the Fund may invest may also impose a sales or distribution charge in connection with the purchase or redemption of their Shares and other types of commissions or charges. Such charges will be payable by the Fund and, therefore, will be borne directly by Shareholders.

The Fund intends to rely on Section 12(d)(1)(F) and Rule 12d1-4 under the 1940 Act which in conjunction with one another allow registered investment companies (such as the Fund) ~~12d1-3, which allows unaffiliated mutual funds~~ to exceed the 3% , 5% ~~Limitation~~ and ~~the~~ 10% Limitations, provided the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by Financial Industry Regulatory Authority (“FINRA”) for funds of funds, and the registered investment company “mirror votes” any securities purchased pursuant to Section 12(d)(1)(F).

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser